Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold Reports Third Quarter Financial Results and
the Eighth Consecutive Quarter of Positive Operating Cash Flow

Halifax, November 12, 2009: Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): announces its unaudited financial results for the three and nine months ended September 30, 2009. All figures reported are in U.S. dollars unless otherwise indicated.

Q3 & Subsequent Key Highlights

  The Company has reported its eighth consecutive quarter of positive operating cash flow. During the third quarter the Company has generated $13.9 million in operating cash flow primarily as a result of the ongoing operational enhancements achieved throughout the Company’s operations.

  Adjusted earnings of $0.05 per share prior to foreign exchange losses and severance costs and stock-based compensation associated with changes to executive management.

  During the quarter, the Company produced 31,537 gold ounces and 1,265,645 silver ounces, or 51,047 gold equivalent ounces at a gold-to-silver ratio of 64:1. Assuming the Company’s long-term gold-to-silver ratio of 55:1, the Company produced 54,549 gold equivalent ounces.

  During the quarter, cash costs were $500 per gold equivalent ounce, a $257, or 34%, decrease over the same period in 2008. Assuming the Company’s long-term gold-to-silver ratio of 55:1, cash costs declined by $266 per gold equivalent ounce, or 36%, over the same period in 2008.

  The Company ended the quarter with cash of $12.3 million, a $9.0 million increase in cash on hand since December 31, 2008. As a result, net debt improved in the first nine months of 2009 by $8.6 million to $26.6 million at September 30, 2009.

  During the quarter the Company announced the retirement and rescission of all existing compensatory retirement entitlements with Mr. Fred George as President, Chairman and member of the Board of Directors that was effective October 13, 2009. Mr. René Marion, the Company’s Chief Executive Officer, was subsequently appointed as President and remains as Chief Executive Officer. Mr. Ron Smith, an independent director, will temporarily assume the position of interim Chair of the Board of Directors. Also on September 22, 2009 the Company announced the resignation of Mr. Canek Rangel as a member of the Board of Directors. Following the resignations of Mr. George and Mr. Rangel, the Nominating Committee of the Board of Directors began the process of identifying potential new independent members with the objective of strengthening the Board.

  During the latter half of the third quarter Gammon completed the majority of its Ocampo capital expansion program. The fourth quarter is the first full quarter where the Company can fully benefit from the Ocampo capital expansionary program. As a result, the Company expects continued production growth in the coming quarters.

  On October 1, 2009 the Company announced that it had successfully renewed the Peñoles Lease Agreement for an additional three-year term. The Peñoles Lease Agreement provides Gammon with the mining rights and use of the Las Torres processing and administration facilities located at Gammon’s El Cubo Mine.

  On October 22, 2009, the Company completed a public offering of 12,926,000 common shares at a price of $8.90 per common share. The net proceeds of over $109 million will be used to fund expanded exploration programs at the Ocampo and El Cubo mine sites, the advancement of the Guadalupe y Calvo project, debt repayments, greenfields exploration and general corporate purposes.

  As a result of the gross proceeds received through the public offering and the strengthened cash flow profile, the Company’s Balance Sheet has been significantly strengthened, which provides management with considerable flexibility in executing its business model. Additionally, the current debt-to-equity ratio has improved to 5.95%, which is well below industry standards.

  On November 9, 2009 the Company announced that it had restructured and replaced its prior syndicated credit facility with a standalone US$30 million revolving line of credit facility that will be offered 100% through The Bank of Nova Scotia and will mature 24 months from the date of closing. The facility may be increased to $50 million at any time during the next 24 months, provided that The Bank of Nova Scotia’s exposure does not exceed $50 million.

Q3 Financial Highlights

For the three-month period ended September 30, 2009:

  Revenues of $47.9 million

  Cash flow from operations of $13.9 million, the eighth quarter of positive operating cash flow

  An $8.4 million ($0.07 per share) accrued severance and stock-based compensation charge related to the retirement of the President and Chairman as well as a $4.5 million foreign exchange loss ($0.04 per share) were recorded in the quarter. This negatively impacted earnings and contributed to a net loss of $7.0 million ($0.06 per share) for the quarter. Earnings before these items was $0.05 per share.

For the nine-month period ended September 30, 2009:

  Revenues of $138.6 million

  Cash flow from operations of $46.6 million

  An $8.4 million ($0.07 per share) accrued severance stock-based compensation charge related to the retirement of the President and Chairman as well as a $9.6 million foreign exchange loss ($0.08 per share) were recorded in the period. This negatively impacted earnings and contributed to a net loss of $11.7 million ($0.10 per share) for the nine-month period. Earnings before these items was $0.05 per share.

 "The past 21 months was a period where the management team made the strategic decision to reinvest our strengthening cash flow back into our operations. As a result of our enhanced operational performance, we were able to fully fund our Ocampo expansion program as well as our ongoing exploration program. The success of these initiatives is evident in our improved performance since Q3 2007." stated René Marion, President and Chief Executive Officer. "With operations running well at both Ocampo and El Cubo and the Ocampo underground steadily ramping up to leverage the benefits of the increased mill capacity, the fourth quarter should be the first of many quarters where we see continued growth in production and reducing operating costs. With our improved cash position overseen by a fully independent Board, the Company is well positioned to deliver on our key operational targets and accelerate our growth profile."

Third Quarter 2009

(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

Three Months Ended	Sept 30/09	Sept 30/08
		(restated(4))
Gold ounces sold	29,858	33,914
Silver ounces sold	1,249,252	1,338,864
Gold equivalent ounces sold(1)	49,305	56,573
Gold equivalency rate	64	59
Gold ounces produced	31,537	34,096
Silver ounces produced	1,265,645	1,372,123
Gold equivalent ounces produced(1)	51,047	57,521
Revenue from mining operations	$47,906	$48,342
Production costs, excluding amortization and depletion	$23,845	$42,440
Net (loss) / earnings	($7,020)	($3,453)
Net (loss) / earnings per share	($0.06)	($0.03)
Net (loss) / earnings per share, diluted	($0.06)	($0.03)
Cash flows from operations	$13,875	$7,071
Net free cash flow(2)	($4,588)	($10,353)
Total cash	$12,287	$4,802
Total cash costs per gold equivalent ounce(2)	$500	$757
Total cash costs per gold ounce(2)	$191	$691
Average realized gold price per ounce	$971	$855
Average realized silver price per ounce	$15.15	$14.46
Gold equivalent ounces sold (55:1)(3)	52,572	58,257
Gold equivalent ounces produced (55:1)(3)	54,549	59,044
Total cash costs per gold equivalent ounce (55:1)(3)	$469	$735

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See Note 17 of the third quarter consolidated financial statements.

Nine Months Ended September 30, 2009 Highlights

(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

Nine Months Ended	Sept 30/09	Sept 30/08
		(restated(4))
Gold ounces sold	94,754	109,642
Silver ounces sold	3,637,073	4,072,221
Gold equivalent ounces sold(1)	148,391	184,366
Gold equivalency rate	68	59
Gold ounces produced	99,481	110,660
Silver ounces produced	3,700,416	4,128,981
Gold equivalent ounces produced(1)	153,650	186,621
Revenue from mining operations	$138,581	$164,260
Production costs, excluding amortization and depletion	$69,391	$103,130
Net (loss) / earnings	($11,720)	$8,439
Net (loss) / earnings per share	($0.10)	$0.07
Net (loss) / earnings per share, diluted	($0.10)	$0.07
Cash flows from operations	$46,621	$45,968
Net free cash flow(2)	($7,595)	($4,462)
Total cash	$12,287	$4,802
Total cash costs per gold equivalent ounce(2)	$469	$566
Total cash costs per gold ounce(2)	$204	$337
Average realized gold price per ounce	$932	$890
Average realized silver price per ounce	$13.83	$16.54
Gold equivalent ounces sold (55:1)(3)	160,883	183,682
Gold equivalent ounces produced (55:1)(3)	166,761	185,732
Total cash costs per gold equivalent ounce (55:1)(3)	$433	$568

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 23.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	See Note 17 of the third quarter consolidated financial statements.

The financial statements along with the Management’s Discussion and Analysis will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, November 12, 2009 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

Toll Free: 1-800-731-5319

When the Operator answers please ask to be placed into the Gammon Gold Third Quarter 2009 Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2812480

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, November 19, 2009 by dialing the appropriate number below:

Local Toronto Participants: 1-416-640-1917	Passcode:	4163838#
North America Toll Free: 1-877-289-8525	Passcode:	4163838#
Outside North America: 1-416-640-1917	Passcode:	4163838#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2812480 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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